Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2010	2011	2012	2013	2014
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$48,499	$129,649	$91,699	$90,126	$32,044
Add:
Fixed charges	7,254	6,548	5,365	19,027	37,166
Amortization of capitalized interest	—	—	1	26	79
Share of distributed income of 50% owned affiliate	825	1,649	1,782	1,719	590
Less:
Interest capitalized (1)	—	—	(398)	(3,959)	(14,104)

Adjusted earnings	$56,578	$137,846	$98,449	$106,939	$55,775

Fixed charges:
Interest expense, net (2)	$5,900	$4,733	$3,715	$13,953	$21,528
Interest capitalized	—	—	398	3,959	14,104
Estimate of interest in rental expense	1,354	1,815	1,252	1,115	1,534

Fixed charges	7,254	6,548	5,365	19,027	37,166

Preferred stock dividends	509	473	472	493	489

Combined fixed charges and preferred stock dividends	$7,763	$7,021	$5,837	$19,520	$37,655

Ratio of earnings to fixed charges	7.8	21.1	18.4	5.6	1.5

Ratio of earnings to combined fixed charges and preferred stock dividends	7.3	19.6	16.9	5.5	1.5

(1)	Interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed. Only fixed charges that were deducted from income from continuing operations before income taxes should be added back in the earnings computation.
(2)	Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.